UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
January 28, 2009
Commission File No.: 001-33690
SEANERGY MARITIME HOLDINGS CORP.
1-3 Patriarchou Grigoriou
166 74 Glyfada
Athens, Greece
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Other Events
     January 28, 2009 — Athens Greece — Seanergy Maritime Holdings Corp. (the “Company”) (Nasdaq: SHIP; SHIP.W) announced today that, effective January 27, 2009, the Company, a wholly-owned subsidiary of Seanergy Maritime Corp. (“Seanergy Maritime”), is the successor to Seanergy Maritime and will continue to carry on the prior operations of Seanergy Maritime as a result of the dissolution and liquidation of Seanergy Maritime described below.
     Shareholders of the common stock of Seanergy Maritime do not have to tender their shares to receive the shares of common stock of the Company. On January 28, 2009, each share of the common stock and warrants of Seanergy Maritime automatically commenced trading under the symbols SHIP and SHIP.W, respectively, under the name, Seanergy Maritime Holdings Corp., on the NASDAQ Global Market.
     Seanergy Maritime has dissolved and liquidated pursuant to the Plan of Dissolution and Liquidation, which the Board of Directors and the requisite number of shareholders of Seanergy Maritime approved on August 26, 2008. Seanergy Maritime filed its Articles of Dissolution with the Registry in the Republic of Marshall Islands. Seanergy Maritime has commenced conveying to the Company all of its cash and cash equivalents, and Seanergy Maritime has distributed to the shareholders of Seanergy Maritime one share of the Company’s common stock, par value $0.0001 per share, in exchange for each share of common stock of Seanergy Maritime held by such shareholders. In addition, the Company has assumed all issued and outstanding warrants of Seanergy Maritime.
     This Form 6-K is being filed by the Company as the initial report of the Company to the Securities and Exchange Commission. Prior to the dissolution and liquidation of Seanergy Maritime Corp., the common stock of Seanergy Maritime Corp. was registered pursuant to Section 12(b) of the Exchange Act. Under Rule 12g-3(a), the common stock of the Company is now deemed to be registered under Section 12(b) of the Exchange Act.
Financial Statements and Exhibits
     (c) Exhibits:

Exhibit No.	Description

99.1	Press release dated January 28, 2009

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Seanergy Maritime Holdings Corp.
By:	/s/ Dale Ploughman
Name:	Dale Ploughman
Title:	Chief Executive Officer

Dated: January 28, 2009

EXHIBIT INDEX

Exhibit
No.	Exhibit

99.1	Press Release dated January 28, 2009.

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